LaSalle Global Trust Services

135 S. LaSalle Street, Suite 1625
Chicago, IL 60603
USA

Structured Asset Trust Unit Repackagings (SATURNS)
Goodrich Corp. Debenture Backed
Series 2002-15

Statement Date:	15-Apr-09
Payment Date:	15-Apr-09
Prior Payment:	15-Oct-08
Next Payment:	15-Oct-09
Record Date:	01-Apr-09

Administrator:

Chris Nuxoll 312.904.1023
christopher.nuxoll@lasallegts.com

Reporting Package Table of Contents

Issue Id:	SAT00215
Monthly Data File Name:	SAT00215_200904_3.ZIP

Closing Date:	6-Jan-03
First Payment Date:	15-Apr-03
Rated Final Payment: Date:	15-Apr-38

Parties to The Transaction

Depositor: MS Structured Asset Corp
Underwriter: Morgan Stanley Capital Services, Inc
Rating Agency: Moody's Investors Service, Inc./Standard & Poor's, Inc.

Information is available for this issue from the following sources

LaSalle Global Trust Services Web Site	www.etrustee.net
LaSalle Global Trust Services Factor Line	800.246.5761

LaSalle Global Trust Services

Structured Asset Trust Unit Repackagings (SATURNS)
Goodrich Corp. Debenture Backed
Series 2002-15

Statement Date:	15-Apr-09
Payment Date:	15-Apr-09
Prior Payment:	15-Oct-08
Next Payment:	15-Oct-09
Record Date:	01-Apr-09

WAC: 48.000000%
WAMM: 348

Grantor Trust

Class / CUSIP	Original Face Value (1)	Opening Balance Per $ 1000	Principal Payment Per $ 1000	Principal Adj. or Loss Per $ 1000	Negative Amortization Per $ 1000	Closing Balance Per $ 1000	Interest Payment (2) Per $ 1000	Interest Adjustment Per $ 1000	Pass-Through Rate Next Rate(3)
UNIT	25,015,600.00	25,015,600.00	0.00	0.00	0.00	25,015,600.00	1,000,624.00	0.00	8.0000000000%
80410V206		1000.000000000	0.000000000	0.000000000	0.000000000	1000.000000000	40.000000000	0.000000000	Fixed
Total	25,015,600.00	25,015,600.00	0.00	0.00	0.00	25,015,600.00	1,000,624.00	0.00	

Total P&I Payment	1,000,624.00

*Notes: (1) N denotes notional balance not included in total (2) Accrued Interest Plus/Minus Interest Adjustment Minus Deferred Interest equals Interest Payment (3) Estimated.   * Denotes Controlling Class*

Structured Asset Trust Unit Repackagings (SATURNS)
Goodrich Corp. Debenture Backed
Series 2002-15

Statement Date:	15-Apr-09
Payment Date:	15-Apr-09
Prior Payment:	15-Oct-08
Next Payment:	15-Oct-09
Record Date:	01-Apr-09

Cash Reconciliation Summary

Interest Summary

Current Scheduled Interest	1,000,624.00
Less Deferred Interest	0.00
Less PPIS Reducing Scheduled Int	0.00
Plus Gross Advance Interest	0.00
Less ASER Interest Adv Reduction	0.00
Interest Not Advanced (Current Period)	0.00
Less Other Adjustment	0.00
Total	1,000,624.00
Unscheduled Interest:	
Prepayment Penalties	0.00
Yield Maintenance Penalties	0.00
Other Interest Proceeds	0.00
Total	0.00
Less Fee Paid To Servicer	0.00
Less Fee Strips Paid by Servicer	0.00
Less Fees & Expenses Paid By/To Servicer	
Special Servicing Fees	0.00
Workout Fees	0.00
Liquidation Fees	0.00
Interest Due Serv on Advances	0.00
Recoup of Prior Advances	0.00
Misc. Fees & Expenses	0.00
	0.00
Total Unscheduled Fees & Expenses	0.00
Total Interest Due Trust	1,000,624.00
Less Fees & Expenses Paid By/To Trust	
Trustee Fee	0.00
Fee Strips	0.00
Misc. Fees	0.00
Interest Reserve Withholding	0.00
Plus Interest Reserve Deposit	0.00
Total	0.00
Total Interest Due Certs	1,000,624.00

Principal Summary

Scheduled Principal:	
Current Scheduled Principal	0.00
Advanced Scheduled Principal	0.00
Scheduled Principal	0.00
Unscheduled Principal:	
Curtailments	0.00
Prepayments in Full	0.00
Liquidation Proceeds	0.00
Repurchase Proceeds	0.00
Other Principal Proceeds	0.00
Total Unscheduled Principal	0.00
Remittance Principal	0.00
Remittance P&I Due Trust	1,000,624.00
Remittance P&I Due Certs	1,000,624.00

Pool Balance Summary

	Balance	Count
Beginning Pool	25,015,600.00	1
Scheduled Principal	0.00	0
Unscheduled Principal	0.00	0
Deferred Interest	0.00	
Liquidations	0.00	0
Repurchases	0.00	0
Ending Pool	25,015,600.00	1

Servicing Fee Summary

Current Servicing Fees	0.00
Plus Fees Advanced for PPIS	0.00
Less Reduction for PPIS	0.00
Plus Delinquent Servicing Fees	0.00
Total Servicing Fees	0.00

PPIS Summary

Gross PPIS	0.00
Reduced by PPIE	0.00
Reduced by Shortfalls in Fees	0.00
Reduced by Other Amounts	0.00
PPIS Reducing Scheduled Interest	0.00
PPIS Reducing Servicing Fee	0.00
PPIS Due Certificate	0.00

Advance Summary (Advance Made by Servicer)

	Principal	Interest
Prior Outstanding	0.00	0.00
Plus Current Period	0.00	0.00
Less Recovered	0.00	0.00
Less Non Recovered	0.00	0.00
Ending Outstanding	0.00	0.00

Structured Asset Trust Unit Repackagings (SATURNS)
Goodrich Corp. Debenture Backed
Series 2002-15

Statement Date	15-Apr-09
Payment Date:	15-Apr-09
Prior Payment:	15-Oct-08
Next Payment:	15-Oct-09
Record Date:	01-Apr-09

Interest Adjustments Summary

Shortfall Allocated to the Bonds:	
Net Prepayment Int. Shortfalls Allocated to the Bonds	0.00
Special Servicing Fees	0.00
Workout Fees	0.00
Liquidation Fees	0.00
Legal Fees	0.00
Misc. Fees & Expenses Paid by/to Servicer	0.00
Interest Paid to Servicer on Outstanding Advances	0.00
ASER Interest Advance Reduction	0.00
Interest Not Advanced (Current Period)	0.00
Recoup of Prior Advances by Servicer	0.00
Servicing Fees Paid Servicer on Loans Not Advanced	0.00
Misc. Fees & Expenses Paid by Trust	0.00
Shortfall Due to Rate Modification	0.00
Other Interest Loss	0.00
Total Shortfall Allocated to the Bonds	**0.00**

Excess Allocated to the Bonds:	
Other Interest Proceeds Due the Bonds	0.00
Prepayment Interest Excess Due the Bonds	0.00
Interest Income	0.00
Yield Maintenance Penalties Due the Bonds	0.00
Prepayment Penalties Due the Bonds	0.00
Recovered ASER Interest Due the Bonds	0.00
Recovered Interest Due the Bonds	0.00
ARD Excess Interest	0.00
Total Excess Allocated to the Bonds	**0.00**

Aggregate Interest Adjustment Allocated to the Bonds

Total Excess Allocated to the Bonds	0.00
Less Total Shortfall Allocated to the Bonds	0.00
Total Interest Adjustment to the Bonds	**0.00**

Structured Asset Trust Unit Repackagings (SATURNS)
Goodrich Corp. Debenture Backed
Series 2002-15

Statement Date:	15-Apr-09
Payment Date:	15-Apr-09
Prior Payment:	15-Oct-08
Next Payment:	15-Oct-09
Record Date:	01-Apr-09

Bond Interest Reconciliation

Class	Accrual Method	Days	Pass Thru Rate	Accrued Certificate Interest	Deductions Allocable PPIS	Deductions Deferred & Accretion Interest	Deductions Interest Loss/Exp	Additions Prior Int. Short-falls Due	Additions Int Accrual on Prior Shortfall (3)	Additions Prepay-ment Penalties	Additions Other Interest Proceeds (1)	Distributable Certificate Interest (2)	Interest Payment Amount	Current Period (Shortfall)/ Recovery	Remaining Outstanding Interest Shortfalls	Credit Support Original	Credit Support Current(4)
UNIT	30/360	180	8.0000000000%	1,000,624.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	1,000,624.00	1,000,624.00	0.00	0.00	NA	NA
				1,000,624.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	1,000,624.00	1,000,624.00	0.00	0.00		

(1) Other Interest Proceeds are additional interest amounts specifically allocated to the bond(s) and used in determining the bonds Distributable Interest.
(2) Accrued - Deductions + Additions Interest
(3) Includes interest accrued on outstanding Interest Shortfalls and/or Loss Allocations. Where applicable.
(4) Determined as follows: (A) the ending balance of all the classes less (B) the sum of (i) the ending balance of the class and (ii) the ending balance of all classes which are not subordinate to the class divided by (A).

LaSalle Global Trust Services

Structured Asset Trust Unit Repackagings (SATURNS)
Goodrich Corp. Debenture Backed
Series 2002-15

Statement Date:	15-Apr-09
Payment Date:	15-Apr-09
Prior Payment:	15-Oct-08
Next Payment:	15-Oct-09
Record Date:	01-Apr-09

Other Related Information

Swap Information

Swap Receipents	Swap Amount Received	Next Swap Rate
None	0.00	0.00%

LaSalle Global Trust Services

Structured Asset Trust Unit Repackagings (SATURNS)
Goodrich Corp. Debenture Backed
Series 2002-15

Statement Date:	15-Apr-09
Payment Date:	15-Apr-09
Prior Payment:	15-Oct-08
Next Payment:	15-Oct-09
Record Date:	01-Apr-09

Other Related Information

The underlying security issuer or guarantor, as applicable, is subject to the informational requirements of the Exchange Act. The underlying security issuer or guarantor, as applicable, currently files reports, proxy statements and other information with the SEC. Those periodic reports, current reports and other reports and other information can be inspected and copied at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The SEC also maintains a website on the internet at http://www.sec.gov at which users can view and download copies of reports, proxy, information statements and other information filed electronically. In addition, those reports and other information may also be obtained from the underlying security issuer by making a request to the underlying security issuer.

LaSalle Global Trust Services

Structured Asset Trust Unit Repackagings (SATURNS)
Goodrich Corp. Debenture Backed
Series 2002-15

Statement Date:	15-Apr-09
Payment Date:	15-Apr-09
Prior Payment:	15-Oct-08
Next Payment:	15-Oct-09
Record Date:	01-Apr-09

Rating Information

Class	CUSIP	Original Ratings			Rating Change/Change Date(1)		
		Fitch	Moody's	S&P	Fitch	Moody's	S&P
UNIT	80410V206		Baa3	BBB		Baa2 8/11/07	BBB+ 7/23/08

NR - Designates that the class was not rated by the rating agency.

(1) Changed ratings provided on this report are based on information provided by the applicable rating agency via electronic transmission. It shall be understood that this transmission will generally have been provided to LaSalle within 30 days of the payment date listed on this statement. Because ratings may have changed during the 30 day window, or may not be being provided by the rating agency in an electronic format and therefore not being updated on this report, LaSalle recommends that investors obtain current rating information directly from the rating agency.

Structured Asset Trust Unit Repackagings (SATURNS)
Goodrich Corp. Debenture Backed
Series 2002-15

Realized Loss Detail

Period	Disclosure Control #	Appraisal Date	Appraisal Value	Beginning Scheduled Balance	Gross Proceeds	Gross Proceeds as a % of Sched. Balance	Aggregate Liquidation Expenses *	Net Liquidation Proceeds	Net Proceeds as a % of Sched. Balance	Realized Loss
Current Total										
Cumulative										

* Aggregate liquidation expenses also include outstanding P&I advances and unpaid servicing fees, unpaid trustee fees, etc..